SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material Fact dated November 4, 2015

MATERIAL FACT

Further to the relevant fact communication dated October 16, 2015 (registry number 229,763), Banco Santander, S.A. (“Banco Santander”) informs that the trading period for the bonus share rights corresponding to the free-of-charge capital increase by means of which the “Santander Dividendo Elección” scheme is carried out ended on November 3, 2015.

The holders of 84.79% of the bonus share rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of 0.5 Euros of face value issued in the free-of-charge capital increase is 117,859,774, corresponding to 0.82% of the share capital, and the amount of the capital increase is 58,929,887 Euros. After the free-of-charge capital increase, the share capital amounts to 7,217,246,289.50 Euros represented by 14,434,492,579 ordinary shares of 0.5 Euros of face value each. The value of the compensation corresponding to the holders of bonus share rights who have requested new shares amounts to 606,977,836.10 Euros.

The shareholders holding the remaining 15.21% of the bonus share rights have accepted the irrevocable commitment to purchase bonus share rights assumed by Banco Santander. Consequently, Banco Santander has acquired 2,177,076,068 rights for a total gross consideration of 108,853,803.40 Euros. Banco Santander has waived the bonus share rights so acquired.

It is envisaged that the relevant authorisations for the admission to listing of the new shares in the Spanish Stock Exchanges will be granted on November 12, 2015, so that ordinary trading of such shares in Spain will commence on November 131. The authorisation for the admission to listing of those shares will also be requested on all other stock exchanges on which Banco Santander is listed.

Boadilla del Monte (Madrid), November 4, 2015

[1]	Estimated date. Subject to the granting of the relevant authorisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 4, 2015	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer